

Mail Stop 7010

May 23, 2008

By U.S. Mail and facsimile
Mr. Donald Sharpe
President
Suite 1680,
200 Burrard Street,
Vancouver, British Columbia,
Canada V6C 3L6

Re: Eden Energy Corp.
         Post-Effective Amendment No. 5 to Form S-1
         Filed May 8, 2008
         File No. 333-128649

Dear Mr. Sharpe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed a Form 10-Q for the quarter ended March 31, 2008. Please update the disclosure throughout the Form S-1 accordingly and provide interim financial statements as required by Article 8 of Regulation S-X.

2.   We note that you have added to the registration statement 75,000 shares issued to a certain selling stockholder after exercise of warrants. When a registration statement is already in effect, as the original registration statement is, the registration of additional securities can only be accomplished through a separate registration

statement. Refer to Rule 413 of the Securities Act of 1933. Please remove these shares.

3. We note your responses to our prior comments 1 and 2 and the explanatory note you have added to the cover page of the registration statement. In your responses you state that you have deregistered the convertible note shares but that the shares underlying the warrants are still registered. However, in the explanatory note in the Form S-1, you state that you have eliminated those selling stockholders who entered into amended convertible notes. Please advise.

State the number of shares that you are deregistering and confirm that none of them have been sold. Please be advised that in regard to private placements the terms of which have been subsequently amended, concerns with Section 5 compliance extends to all of the shares issuable in that private placement, including upon conversion of notes or exercise of warrants.

Finally, include a risk factor discussion in regard to possible rescission liability you may have to any public investors who bought any of the resold shares issued in the private placement.

Closing Comments

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: William Macdonald, Esq. (by facsimile, 604-687-5700)
    D. Levy